                                                                     EXHIBIT 3.A

                           CERTIFICATE OF AMENDMENT
                                     TO THE
                     RESTATED CERTIFICATE OF INCORPORATION
                                       OF
                         BECTON, DICKINSON AND COMPANY



To:  The Secretary of State
     State of New Jersey



     Pursuant to the provisions of Section 14A:7-15.1(3), 14A:9-2(2) and 14A:9-4(2) of the New Jersey Business Corporation Act, Becton, Dickinson and Company, a corporation organized under the laws of the State of New Jersey (the "Corporation"), executes the following Certificate of Amendment to its Restated Certificate of Incorporation:

     1.   The name of the corporation is Becton, Dickinson and Company.

     2. The following amendment to the Restated Certificate of Incorporation of the Corporation (the "Amendment") was approved and duly adopted by the Board of Directors of the Corporation on the 23rd day of July, 1996 to be effective as provided therein.

     "The authorized Common Stock of the Company shall be increased from 160,000,000 shares to 320,000,000 shares and, in connection therewith, the Restated Certificate of Incorporation of the Company, first sentence of Article IV, is hereby amended in its entirety, effective at the close of business on August 5, 1996, to read as follows:

     The Corporation is authorized to issue 320,000,000 shares of Common Stock of a par value of $1.00 per share (the "Common Stock") and 5,000,000 shares of Preferred Stock of a par value of $1.00 per share (the "Preferred Stock"), in such series and with such rights, preferences and limitations, including voting rights, as the Board of Directors may determine."

     3. The Amendment will not adversely affect the rights or preferences of the holders of outstanding shares of any class or series of stock of the Corporation and will not result in the percentage of authorized shares that remains unissued after the share division exceeding the percentage of authorized shares that were unissued before the share division.

     4. On the effective date of the Amendment, (i) each share of Common Stock of the Corporation which was issued and outstanding or held in Treasury as of the effective date shall be divided into two fully-paid and non-assessable shares of Common Stock, par value $1.00 per share, and (ii) each share of Common Stock allocated to the Corporation's reserves for issuance under its stock award, restricted stock and stock option plans or otherwise shall be divided into two shares of Common Stock, par value $1.00 per share.

     5. The Amendment and the division of shares of Common Stock of the Corporation shall become effective at the close of business on the 5th day of August, 1996.

     IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by its Vice President on the 1st day of August, 1996.


                              BECTON, DICKINSON AND COMPANY



                              By: /s/ Raymond P. Ohmuller
                                 ------------------------
                                 Raymond P. Ohlmuller
                                 Vice President